UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 2)

MICROCELL TELECOMMUNICATIONS INC. (Name of Subject Company (Issuer))

TELUS CORPORATION (Name of Filing Person (Offeror))

CLASS A RESTRICTED VOTING SHARES, CLASS B NON-VOTING SHARES, WARRANTS 2005 and WARRANTS 2008 (Titles of Classes of Securities)

59501T882, 59501T874, 59501T163 and 59501T171 (CUSIP Numbers of Classes of Securities)

Audrey T. Ho
Vice President, Legal Services and General Counsel
TELUS Corporation
8-555 Robson Street
Vancouver, British Columbia V6B 3K9, Canada
(604) 697-8044
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 590-9200 (Name, address and telephone number of agent for service in the United States)

Copies to: Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5, Canada (416) 777-4700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S.$798,065,574	U.S.$101,115

*	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation is the sum of (1) the product of 235,961 class A restricted voting shares ("Class A Shares"), of Microcell Telecommunications Inc. ("Microcell"), and consideration of Cdn.$29.00 per Class A Share in cash plus (2) the product of 34,827,210 (which includes 5,747,857 outstanding stock options and warrants for) class B non-voting shares ("Class B Shares"), of Microcell and the tender offer consideration of Cdn.$29.00 per Class B Share in cash plus (3) the product of 3,998,302 Warrants 2005 ("Warrants 2005"), of Microcell and the tender offer consideration of Cdn.$9.67 per Warrant 2005 in cash plus (4) the product of 6,663,943 Warrants 2008 ("Warrants 2008"), of Microcell and the tender offer consideration of Cdn.$8.89 per Warrant 2008 in cash, converted to U.S. dollars at the May 13, 2004, noon spot exchange rate as reported by the Bank of Canada (Cdn.$1.3968 = U.S.$1.00). The maximum number of Microcell securities to be acquired in the tender offers is based on Microcell’s outstanding share capital as at May 3, 2004 as set forth in a press release issued by Microcell, dated May 5, 2004, which was attached to a Form 6-K filed by Microcell with the United States Securities and Exchange Commission on May 5, 2004.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the United States Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the United States Securities and Exchange Commission on January 26, 2004, equals the product of 0.0001267 and the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	U.S.$101,115	Filing Party:	TELUS Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 17, 2004

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.	[_]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.	[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") originally filed with the United States Securities and Exchange Commission on May 17, 2004, as amended, by TELUS Corporation, a company governed by the laws of British Columbia ("TELUS"), relating to the offers by TELUS to purchase all of the issued and outstanding class A restricted voting shares ("Class A Shares"), class B non-voting shares ("Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares," including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights), Warrants 2005 ("Warrants 2005"), and Warrants 2008 ("Warrants 2008"), of Microcell Telecommunications Inc. at a purchase price of Cdn.$29.00 per Class A Share, Cdn.$29.00 per Class B Share, Cdn.$9.67 per Warrant 2005 and Cdn.$8.89 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated May 17, 2004 (the "Offers to Purchase"), and the related Letters of Acceptance and Transmittal, which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials." The information set forth in the Offering Materials is hereby incorporated by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Except where otherwise indicated in this Schedule TO, all references to "dollars" or "$" are to Canadian dollars. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed thereto in the Offering Materials.

Item 4. Terms of the Transaction.

On June 22, 2004, the Offeror provided written notice to the Depositary that it was extending the Offers by extending the Expiry Time for the Offers from 9 p.m., Toronto time, on June 22, 2004 to 9 p.m., Toronto time, on July 22, 2004. Also, on June 22, 2004, the Offeror disclosed in a press release that it was extending the Offers until such date and time and that as of the close of business on June 22, 2004, 214 Class A Shares, 14,663 Class B Shares, 68,598 Warrants 2005 and 36,054 Warrants 2008 had been deposited to the Offers and not withdrawn from the Offers. The press release issued by, and the Notice of Extension and Variation dated June 22, 2004 to be disseminated by the Depositary to Securityholders on behalf of, the Offeror disclosing, among other matters, the extension of the Offers are attached hereto as Exhibit (a)(5)(iv) and Exhibit (a)(1)(ix), respectively, and are hereby incorporated by reference.

Section (a) of Item 4 of the Schedule TO is amended and supplemented in the manner set forth below.

In "Offers to Purchase - Section 4. Conditions of the Offers - Conditions of the Class A Offer," condition (c) is amended and restated in its entirety as follows:

(c)	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those of Industry Canada and of any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s reasonable judgement, are necessary or desirable to complete the Offers, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgement;

In "Offers to Purchase – Section 4. Conditions of the Offers – Conditions of the Class A Offer," condition (g) is amended and restated in its entirety as follows:

(g)	the Offeror shall have determined in its reasonable judgement that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offers, there shall not have been generally disclosed or the Offeror shall not otherwise have discovered) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of the Company or its entities which is or may be adverse to the Company or any of its entities or the value of the Securities to the Offeror;

In "Offers to Purchase – Section 4. Conditions of the Offers – Conditions of the Class A Offer," condition (l) is amended and restated in its entirety as follows:

(l)	if any other potential acquiror of any Securities or of a significant portion of the assets of the Company or any other Person considering (or seeking information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement or similar business combination with the Company shall have been provided with, or shall have been given access to, non-public information relating to the Company or access to management of the Company, at any time within 120 days prior to the announcement of the Offers, or at any time after the announcement of the Offers, then the Company shall have provided or given access to the Offeror the same non-public information relating to the Company and access to management of the Company on substantially the same terms and conditions as may be imposed on such other potential acquiror or Person, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of the Securities pursuant to the Offers, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

On May 25, 2004, a representative of J.P. Morgan Securities Inc. (together with its affiliate J.P. Morgan Canada Securities Inc., "J.P. Morgan"), one of Microcell’s financial advisors in connection with the Offers, contacted Robert G. McFarlane, Executive Vice-President and Chief Financial Officer of the Offeror, regarding a possible confidentiality agreement between Microcell and the Offeror. On May 27, 2004, a representative of J.P. Morgan and Mr. McFarlane had a discussion, in the course of which they agreed to arrange for Microcell’s and the Offeror’s respective legal counsel to have preliminary discussions regarding the terms of the possible confidentiality agreement. On June 22, 2004, Microcell and the Offeror entered into a confidentiality agreement pursuant to which Microcell has agreed to disclose certain non-public information relating to the Company and its subsidiaries and affiliates to the Offeror and its representatives. A copy of the confidentiality agreement is attached hereto as Exhibit (d)(1) and is hereby incorporated by reference.

The terms of the confidentiality agreement do not restrict the ability of the Offeror to complete the Offers and the transactions contemplated by Section 5 of the Circular, any amendment, extension or variation of the Offers, or certain other transactions, including any other offers made by the Offeror for all of the outstanding Securities. Under the terms of the confidentiality agreement, the Offeror has agreed that it will take up and pay for any Securities pursuant to the Offers or any other offer(s) only if the Offeror is in a position, as a result thereof, to acquire more than either (a) 50% of the total number of outstanding Class A Shares and Class B Shares or (b) 50% of the total number of outstanding Class A Shares and Class B Shares on a fully diluted basis.

Item 11. Additional Information.

On May 14, 2004, the Offeror submitted to the Commissioner a "short form" pre-merger notification under the Competition Act in respect of the Offers. The applicable waiting period in respect of the pre-merger notification expired on May 28, 2004. On June 4, 2004, the Competition Bureau advised the Offeror that it was characterizing the transactions contemplated by the Offers as "very complex". Very complex merger transactions necessitate substantial assessments and a greater volume of work by the Competition Bureau than that which is required in typical transactions. The Offeror continues to cooperate with the Competition Bureau to facilitate its review of the transactions contemplated by the Offers.

Item 12.	Exhibits.

(a)(1)(i)	Offers to Purchase and Circular, dated May 17, 2004.*
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares.*
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants.*
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares.*
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants.*
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(ix)	Notice of Extension and Variation dated June 22, 2004.
(a)(5)(i)	Press Release issued by TELUS Corporation on May 13, 2004.*
(a)(5)(ii)	E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
(a)(5)(iii)	Summary Advertisement published on May 17, 2004.*
(a)(5)(iv)	Press Release issued by TELUS Corporation on June 22, 2004.
(b)(1)	2004 Credit Agreement, dated as of May 7, 2004, by and among TELUS Corporation and TELUS Communications Inc., as Borrowers, the Toronto-Dominion Bank, as Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD Securities, as Bookrunner, Royal Bank of Canada, as Syndication Agent, Bank of Montreal, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May 17, 2004).*
(c)	Not applicable.
(d)(1)	Confidentiality Agreement, dated June 22, 2004, by and between TELUS Corporation and Microcell Telecommunications Inc.
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Soliciting Dealer Information Memorandum, dated May 2004.*
(h)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELUS CORPORATION

By:	/s/ Audrey T. Ho

Name:	Audrey T. Ho
Title:	Vice President, Legal Services and General Counsel

Dated: June 22, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(i)	Offers to Purchase and Circular, dated May 17, 2004.*
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares.*
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants.*
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares.*
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants.*
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(ix)	Notice of Extension and Variation dated June 22, 2004.
(a)(5)(i)	Press Release issued by TELUS Corporation on May 13, 2004.*
(a)(5)(ii)	E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
(a)(5)(iii)	Summary Advertisement published on May 17, 2004.*
(a)(5)(iv)	Press Release issued by TELUS Corporation on June 22, 2004.
(b)(1)	2004 Credit Agreement, dated as of May 7, 2004, by and among TELUS Corporation and TELUS Communications Inc., as Borrowers, the Toronto-Dominion Bank, as Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD Securities, as Bookrunner, Royal Bank of Canada, as Syndication Agent, Bank of Montreal, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May 17, 2004).*
(c)	Not applicable.
(d)(1)	Confidentiality Agreement, dated June 22, 2004, by and between TELUS Corporation and Microcell Telecommunications Inc.
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Soliciting Dealer Information Memorandum, dated May 2004.*
(h)	Not applicable.

* Previously filed.